Exhibit 19.1

ARBE ROBOTICS LTD.

INSIDER TRADING POLICY

As amended on March 25, 2026

I. TRADING IN COMPANY SECURITIES WHILE IN POSSESSION OF MATERIAL NONPUBLIC INFORMATION IS PROHIBITED

The purchase or sale of securities by any person who possesses material nonpublic information is a violation of federal and state securities laws. Furthermore, it is important that the appearance, as well as the fact, of trading on the basis of material nonpublic information be avoided. Therefore, it is the policy of Arbe Robotics Ltd. (the “Company”) that any person subject to this Policy who possesses material nonpublic information pertaining to the Company may not trade in the Company’s securities, advise anyone else to do so, or communicate the information to anyone else until such person knows that the information has been disseminated to the public.

No director, officer, employee or consultant of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities,

●	buy or sell securities of the Company, except pursuant to an automated trading plan that complies with applicable regulations,

●	engage in any other action to take personal advantage of that information, or

●	pass that information on to others outside the Company, including friends and family (a practice referred to as “tipping”).

In addition, it is the policy of the Company that no officer, director, employee or consultant who, in the course of working for the Company, learns of material nonpublic information of another company with which the Company does business, such as a customer or supplier, may trade in that company’s securities until that information becomes public or is no longer material.

II. ALL EMPLOYEES, OFFICERS, DIRECTORS AND THEIR FAMILY MEMBERS AND AFFILIATES ARE SUBJECT TO THIS POLICY

This Policy applies to all directors, officers, employees and consultants of the Company and entities (such as trusts, limited partnerships and corporations) over which such individuals have or share voting or investment control. For the purposes of this Policy, officers, outside directors and consultants are included within the term “employee.” This Policy also applies to any other persons whom the Company’s insider trading Compliance Officer (as defined below) may designate because they have access to material nonpublic information concerning the Company, as well as any person who receives material nonpublic information from any Company insider. Employees, officers and directors are responsible for ensuring compliance by family members and members of their households and by entities over which they exercise voting or investment control.

III. APPLICABILITY OF THIS POLICY TO TRANSACTIONS IN COMPANY SECURITIES

A. General Rule. This Policy applies to all transactions in the Company’s securities, including ordinary shares and any other securities the Company may issue from time to time, such as preferred shares, options warrants and convertible debentures, as well as to derivative securities relating to the Company’s shares, whether or not issued by the Company, such as exchange-traded options. For purposes of this Policy, the term “trade” includes any transaction in the Company’s securities, including gifts and pledges.

B. Equity Incentive Plans. The trading prohibitions and restrictions set forth in this Policy do not apply to the exercise of share options, settlement of restricted share units (RSUs), earning of performance shares or performance share units (PSUs) or other equity awards for cash, but do apply to all sales of securities acquired through the exercise of share options or other equity awards. Thus, this Policy does apply to the “same-day sale” or cashless exercise of Company share options.

IV. DEFINITION OF “MATERIAL NONPUBLIC INFORMATION”

A.	“Material”. Information about the Company is “material” if it would be expected to affect the investment or voting decisions of a reasonable stockholder or investor, or if the disclosure of the information would be expected to significantly alter the total mix of the information in the marketplace about the Company. In simple terms, material information is any type of information which could reasonably be expected to affect the market price of the Company’s securities. Both positive and negative information may be material. While it is not possible to identify all information that would be deemed material, the following types of information ordinarily would be considered material:

●	Significant changes in the Company’s prospects;

●	Development of a significant new product, process, or service;

●	Proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, tender offers, or purchases or sales of substantial assets;

●	A change in the Company’s pricing or cost structure;

●	Major marketing changes;

●	A change in dividend policy, the declaration of a stock split, extraordinary borrowings or an offering of additional securities;

●	The gain or loss of a significant customer or supplier;

●	Significant write-downs in assets or increases in reserves;

●	Projections of future earnings or losses, or quarterly or annual earnings guidance and results;

●	Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;

●	Internal financial information which departs from what the market would expect;

●	A company restructuring;

●	Significant internal financial information which departs from what the market would expect;

●	A Company restructuring;

●	Significant related party transactions;

●	Bank borrowings or other financing transactions out of the ordinary course;

●	The establishment of a repurchase program for any Company securities;

●	A change in management or the board of directors;

●	A change in auditors or notification that an auditor’s report may no longer be relied upon;

●	Pending or threatened significant litigation or governmental investigations, or the resolution thereof;

●	Impending bankruptcy or the existence of severe liquidity problems;

●	Changes in debt ratings;

●	Significant cybersecurity risks and incidents; and

●	The imposition of a ban on trading in Company Securities or the securities of another company.

B. “Nonpublic”. Material information is “nonpublic” if it has not been widely disseminated to the general public through a report filed with the United States Securities and Exchange Commission (“SEC”) or through major newswire services, national news services or financial news services. For the purpose of this Policy, information will be considered public after the close of trading on the second full trading day following the Company’s widespread public release of the information.

C. Consult the Compliance Officer When in Doubt. Any employees who are unsure whether the information that they possess is material or nonpublic must consult the Compliance Officer for guidance before trading in any Company securities.

V. EMPLOYEES MAY NOT DISCLOSE MATERIAL NONPUBLIC INFORMATION TO OTHERS OR MAKE RECOMMENDATIONS REGARDING TRADING IN COMPANY SECURITIES

No employee may disclose material nonpublic information concerning the Company to any other person (including family members) where such information may be used by such person to his or her advantage in the trading of the securities of companies to which such information relates, a practice commonly known as “tipping.” No employee or related person may make recommendations or express opinions as to trading in the Company’s securities while in possession of material nonpublic information, except such person may advise others not to trade in the Company’s securities if doing so might violate the law or this policy.

VI. EMPLOYEES MAY NOT PARTICIPATE IN BLOGS OR SOCIAL MEDIA

Employees are prohibited from participating in blog discussions or other Internet forums, including for the avoidance of doubt, any forms of social media (e.g., Facebook or Twitter) regarding the Company’s securities and unless expressly authorized by the Company, the Company’s business.

VII. ONLY DESIGNATED COMPANY SPOKESPERSONS ARE AUTHORIZED TO DISCLOSE MATERIAL NONPUBLIC INFORMATION

The Company is required under the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad dissemination of the information immediately upon its release. Employees may not, therefore, disclose material information to anyone outside the Company, including family members and friends, other than in accordance with those established procedures. Any inquiries from outsiders regarding material nonpublic information about the Company should be forwarded to the Company’s Chief Executive Officer or Chief Financial Officer.

VIII. CERTAIN TYPES OF TRANSACTIONS ARE PROHIBITED

A. Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy.

B. Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities involving the Company’s stock, on an exchange or in any other organized market, are prohibited by this Policy. This paragraph does not apply to the Company’s publicly-traded warrants. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

C. Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the employee may no longer have the same objectives as the Company’s other shareholders. Therefore, such transactions involving the Company’s securities are prohibited by this Policy.

D. Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan.

IX. THE COMPANY MAY SUSPEND ALL TRADING ACTIVITIES BY EMPLOYEES

In order to avoid any questions and to protect both employees and the Company from any potential liability, from time to time the Company may impose a “blackout” period during which some or all of the Company’s employees may not buy or sell the Company’s securities. The Compliance Officer will impose such a blackout period if, in his or her judgment, there exists nonpublic information that would make trades by the Company’s employees (or certain of the Company’s employees) inappropriate in light of the risk that such trades could be viewed as violating applicable securities laws.

X. VIOLATIONS OF INSIDER TRADING LAWS OR THIS POLICY CAN RESULT IN SEVERE CONSEQUENCES

A. Civil and Criminal Penalties. The consequences of prohibited insider trading or tipping can be severe. Persons violating insider trading or tipping rules may be required to disgorge the profit made or the loss avoided by the trading, pay civil penalties up to three times the profit made or loss avoided, face private action for damages, as well as being subject to criminal penalties, including up to 20 years in prison and fines of up to $5 million. The Company and/or the supervisors of the person violating the rules may also be required to pay major civil or criminal penalties.

B. Company Discipline. Violation of this Policy or federal or state insider trading laws by any director, officer or employee may subject the director to removal proceedings and the officer or employee to disciplinary action by the Company, including termination for cause.

C. Reporting Violations. Any person who violates this Policy or any federal or state laws governing insider trading, or knows of any such violation by any other person, must report the violation immediately to the Compliance Officer or the Audit Committee of the Company’s Board of Directors. Upon learning of any such violation, the Compliance Officer or Audit Committee, in consultation with the Company’s legal counsel, will determine whether the Company should release any material nonpublic information or whether the Company should report the violation to the SEC or other appropriate governmental authority.

XI. EVERY INDIVIDUAL IS RESPONSIBLE

Every employee has the individual responsibility to comply with this Policy against illegal insider trading. An employee may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the material nonpublic information and even though the employee believes that he or she may suffer an economic loss or forego anticipated profit by waiting.

XII. THIS POLICY CONTINUES TO APPLY FOLLOWING TERMINATION OF EMPLOYMENT

The Policy continues to apply to transactions in the Company’s securities even after termination of employment. If an employee is in possession of material nonpublic information when his or her employment terminates, he or she may not trade in the Company’s securities until that information has become public or is no longer material.

XIII. THE COMPLIANCE OFFICER IS AVAILABLE TO ANSWER QUESTIONS ABOUT THIS POLICY

Please direct all inquiries regarding any of the provisions or procedures of this Policy to the Compliance Officer.

XIV. THIS POLICY IS SUBJECT TO REVISION

The Company may change the terms of this Policy from time to time to respond to developments in law and practice. The Company will take steps to inform all affected persons of any material change to this Policy.

XV. ALL EMPLOYEES MUST ACKNOWLEDGE THEIR AGREEMENT TO COMPLY WITH THIS POLICY

The Policy will be made available on the Company’s website and delivered to all employees upon its adoption by the Company, and to all new other employees at the start of their employment or relationship with the Company. Upon first receiving a copy of the Policy or any revised versions, each employee must sign an acknowledgment that he or she has received a copy and agrees to comply with the Policy’s terms. This acknowledgment and agreement will constitute consent for the Company to impose sanctions for violation of this Policy and to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

XVI. Executive Officers, Directors and Certain Named Employees Are Subject to Additional Restrictions

A. Insiders. The Company has designated those persons listed on Exhibit A attached hereto as directors, officers, consultants and employees who have frequent access to material nonpublic information concerning the Company (“Insiders”). The Company will amend Exhibit A from time to time as necessary to reflect the addition and departure of Insider Employees.

B. Ownership Reports. Commencing March 18, 2026, directors and executive officers are required to file ownership reports pursuant to Section 16 of the Exchange Act. These reports are:

●	A Form 3, which reports direct or indirect beneficial ownership on the later of March 18, 2026 or the date the person becomes a director or executive officer, and includes shares owned by the reporting person’s spouse and entities with respect to which the reporting person has the right to vote the shares. The Form 3 must be filed within 10 days after the reporting person becomes a director or executive officer;

●	A Form 4, which reports changes in ownership, such as purchases and sales of ordinary shares, which is to be filed before the end of the second business day following the day of the transaction. reportable transactions include, for example, purchases and sales of shares in the open market or in private transactions; equity received under share-based compensation arrangements; transfers; gifts; corporate reorganizations; and adjustments resulting from corporate events. Transactions that are exempt from the Form 4 reporting requirements include acquisitions not exceeding $10,000 in market value.

●	A Form 5, which is due 45 days after fiscal year end, which is February 14th, which is an annual filing used to report transactions that were exempt from Form 4 reporting or that were not timely reported on a Form 4.

Reporting persons should consult the Compliance Officer if you have any questions as to whether any transaction, including any agreement to acquire or sell ordinary shares or derivative securities, is a reportable event.

It is the responsibility of the reporting person to timely file ownership reports.

Reporting persons shall promptly provide the Compliance Officer with a copy of each ownership report on or within two business days after the form is filed with the SEC.

C. Additional Restrictions. Because Insiders are more likely than other persons to possess material nonpublic information about the Company, Insiders are subject to the additional restrictions set forth in Appendix I hereto.

XVII. INSIDER TRADING COMPLIANCE OFFICER

The Company has designated an Insider Trading Compliance Officer on Exhibit B (the “Compliance Officer”). The Company will amend Exhibit B from time to time as necessary to reflect the addition and departure of one or more Compliance Officers.

The duties of the Compliance Officer will include the following:

●	Administering this Policy and monitoring and enforcing compliance with all policy provisions and procedures.

●	Responding to all inquiries relating to this Policy and its procedures.

●	Designating and announcing special trading blackout periods during which no Insiders or other specified employees may trade in Company securities.

●	Providing copies of this Policy and other appropriate materials to all current and new directors, officers and employees, and such other persons as the Compliance Officer determines have access to material nonpublic information concerning the Company.

●	Administering, monitoring and enforcing compliance with federal and state insider trading laws and regulations; and assisting in the preparation and filing of all required SEC reports relating to trading in Company securities, including without limitation Form 144 and Schedules 13D and 13G and Forms 3, 4 and 5, it being understood that it is the obligation of the insider to file such forms with the SEC.

●	Selecting designated brokers through which Insiders and employees are authorized to trade Company securities.

●	Revising the Policy as necessary to reflect changes in federal or state insider trading laws and regulations.

●	Maintaining as Company records originals or copies of all documents required by the provisions of this Policy or the procedures set forth herein, and copies of all required SEC reports relating to insider trading, including without limitation Form 144, Schedules 13D and 13G and Forms 3, 4 and 5.

●	Maintaining the accuracy of the list of Insiders, as set forth on Exhibit A, and updating such lists periodically as necessary to reflect additions or deletions.

The Compliance Officer may designate one or more individuals who may perform the Compliance Officer’s duties in the event that the Compliance Officer is unable or unavailable to perform such duties. In fulfilling his or her duties under this Policy, the Compliance Officer shall be authorized to consult with the Company’s outside counsel.

APPENDIX I

Special Restrictions on Transactions in Company Securities by

Executive Officers, Directors and Insider Employees

I. OVERVIEW

To minimize the risk of apparent or actual violations of the rules governing insider trading, we have adopted these special restrictions relating to transactions in Company securities by Insiders. As with the other provisions of this Policy, Insiders are responsible for ensuring compliance with this Appendix I, including restrictions on all trading during certain periods, by family members and members of their households and by entities over which they exercise voting or investment control. Insiders should provide each of these persons or entities with a copy of this Policy.

II. TRADING WINDOW

Scheduled blackout period. In addition to the restrictions that are applicable to all employees, any trade by an Insider that is subject to the Insider Trading Policy will be permitted only during an open “trading window.” The trading window generally opens following the close of trading on the second full trading day following the public issuance of the Company’s earnings release for the most recent fiscal quarter (which generally occurs approximately six weeks following the close of each quarter) and closes at the close of trading on the day preceding the last ten days of the last month of a fiscal quarter.

Special ad hoc blackout period. In addition to the times when the trading window is scheduled to be closed, the Company may impose a special blackout period at its discretion due to the existence of material nonpublic information, such as a pending acquisition, that is likely to be widely known among Insiders. Even when the window is open, Insiders and other Company personnel are prohibited from trading in the Company’s securities while in possession of material nonpublic information. The Company’s Compliance Officer will advise Insiders when the trading window opens and closes.

Termination of employment. Following termination of employment or other service, employees will remain subject any special blackout period in effect at the time of termination until such special blackout period is lifted by the Company. Further, if the trading window is (1) closed at the time of termination, employees will remain subject to the trading window until the next open trading window or (2) open at the time of termination, employees will no longer be subject to the trading window.

III. INDIVIDUAL ACCOUNT PLAN BLACKOUT PERIODS

Certain trading restrictions apply during a blackout period applicable to any Company individual account plan in which participants may hold Company stock. For the purpose of such restrictions, a “blackout period” is a period in which the plan participants are temporarily restricted from making trades in Company stock. During any blackout period, directors and executive officers are prohibited from trading in shares of the Company’s stock that were acquired in connection with such director’s or officer’s service or employment with the Company. Such trading restriction is required by law, and no hardship exemptions are available. The Company will notify directors and executive officers in the event of any blackout period.

IV. PRE-CLEARANCE OF TRADE

As part of the Company’s Insider Trading Policy, all purchases and sales of equity securities of the Company by Insiders, other than transactions that are not subject to the Policy or transactions pursuant to a Rule 10b5-1 trading plan approved by the Board of Directors or its Audit Committee, must be pre-cleared by the Compliance Officer. The intent of this requirement is to prevent inadvertent violations of the Policy and avoid trades involving the appearance of improper insider trading.

Requests for pre-clearance must be submitted in writing to the Compliance Officer at least two business days in advance of each proposed transaction. If the Insider leaves a voicemail message or submits the request by email and does not receive a response from the Compliance Officer within 24 hours, the Insider will be responsible for following up to ensure that the message was received.

A request for pre-clearance should provide the following information:

●	The nature of the proposed transaction and the expected date of the transaction.

●	Number of shares involved.

●	If the transaction involves a share option exercise, the specific option to be exercised.

●	Contact information for the broker who will execute the transaction.

Once the proposed transaction is pre-cleared, the Insider may proceed with it on the approved terms, provided that he or she complies with all other securities law requirements, such as Rule 144 and prohibitions regarding trading on the basis of inside information, and with any special trading blackout imposed by the Company prior to the completion of the trade. The Insider and his or her broker will be responsible for immediately reporting the results of the transaction as further described below.

In addition, pre-clearance is required for the establishment of a Rule 10b5-1 trading plan. However, pre-clearance will not be required for individual transactions effected pursuant to a pre-cleared Rule 10b5-1 trading plan that specifies or establishes a formula for determining the dates, prices and amounts of planned trades. Of course, the results of transactions effected under a trading plan must be reported immediately to the Company.

Notwithstanding the foregoing, any transactions by the Compliance Officer shall be subject to pre-clearance by the Chief Financial Officer or, in the event of his or her unavailability, the Chief Executive Officer. If the Chief Financial Officer is serving as the Compliance Officer, any transactions by the Compliance Officer shall be subject to pre-clearance by the Chief Executive Officer.

V. NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The Nominating and Corporate Governance Committee (the “Committee”) will be responsible for monitoring and recommending any modification to the Insider Trader Policy, if necessary or advisable, to the Board of Directors.

VI. NAMED EMPLOYEES CONSIDERED INSIDER

The Committee will review, at least annually, those individuals deemed to be “Insiders” for purposes of this Appendix I. Insiders shall include executive officers and directors and such other persons as the Committee deems to be Insiders. Generally, Insiders shall be any person who by function of their employment is consistently in possession of material nonpublic information or performs an operational role, such as head of a division or business unit, that is material to the Company as a whole.

VII. SPECIAL GUIDELINES FOR 10B5-1 TRADING PLANS

Notwithstanding the foregoing, an Insider will not be deemed to have violated the Insider Trading Policy if he or she effects a transaction that meets all of the enumerated criteria below.

A. The transaction must be made pursuant to a documented plan (the “Plan”) entered into in good faith that complies with all provisions of Rule 10b5-1 (the “Rule”), including, without limitation:

1. Each Plan must:

(a) specify the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or

(b) include a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities were to be purchased or sold.

2. In any case, then such Plan must prohibit the Insider and any other person who possesses material nonpublic information from exercising any subsequent influence over how, when, or whether to effect purchases or sales.

Each Plan must be approved prior to the effective time of any transactions under such Plan by the Company’s Compliance Officer, in consultation with the Company’s Legal Department. The Company reserves the right to withhold approval of any Plan that the Compliance Officer determines, in its sole discretion, which:

1. fails to comply with the Rule,

2. exposes the Company or the Insider to liability under any other applicable state or federal rule, regulation or law,

3. creates any appearance of impropriety,

4. fails to meet the guidelines established by the Company, or

5. otherwise fails to satisfy review by the Compliance Officer for any reason, such failure to be determined in the sole discretion of the Compliance Officer.

B. Any modifications to the Plan or deviations from the Plan without prior approval of the Compliance Officer will result in a failure to comply with the Insider Trading Policy. Any such modifications or deviations are subject to the approval of the Compliance Officer in accordance with Section A above.

C. Each Plan must be established and may only be terminated or amended at a time when the trading window is open.

D. Each Plan must provide appropriate mechanisms to ensure that the Insider complies with all rules and regulations, including Rule 144 and Rule 701, applicable to securities transactions under the Plan by the Insider.

E. Each Plan must provide for the suspension of all transactions under such Plan in the event that the Company, in its sole discretion, deems such suspension necessary and advisable, including suspensions necessary to comply with trading restrictions imposed in connection with any lock-up agreement required in connection with a securities issuance transaction or other similar events.

F. None of the Company, the Compliance Officer nor any of the Company’s officers, employees or other representatives shall be deemed, solely by their approval of an Insider’s Plan, to have represented that any Plan complies with the Rule or to have assumed any liability or responsibility to the Insider or any other party if such Plan fails to comply with the Rule.

EXHIBIT A

INSIDERS

(as of March 25, 2026)

Name	Title
Kobi Marenko	CEO, Director
Noam Arkind	CTO, Director
Yair Shamir	Director, Chairmen of the Board of Directors
Dr. Boaz Schwartz	Director
E. Scott Crist	Director
Thilo Koslowski	Director
Prof. Yonina Eldar	Director
Chris Van Dan Elzen	Director
Karin Pinto Flomenboim	CFO
Ram Machness	CBO
Shlomit Hacohen	CMO
Maya Bar-On	VP Legal, Company Secretary
Roman Levi	VP Sales
Shay Naeh	VP Operations
Nadav Snir	VP IC
Sigal Vanuk	VP HR
Samuel Wagman	VP Program and infrastructures
Ori Hareli	VP Product
Gal Meshel Keren	Director of Finance and FPA
Gal Amir	Corporate Controller
Tom Ashkenasi	Assistant Controller
Tanya Gursky	Head Bookkeeper

A-1

EXHIBIT B

COMPLIANCE OFFICER

Name	Title
Maya Bar-On	VP Legal, Company Secretary

B-1